

August 12, 2011

Via E-mail
Jeffrey L. Edwards
Executive Vice President Finance and Business Development,
        And Chief Financial Officer
Allergan, Inc.
2525 Dupont Drive
Irvine, California 92612

Re: **Allergan, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2010
             Filed March 01, 2011
             File No. 001-10269

Dear Mr. Edwards:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Research and development, page 80

1. In order to help us evaluate your disclosure about the resources that you expend in your research and development activities, please provide us the following information:

    - Provide us a breakout of research and development expenses incurred for 2009 and 2010 for each candidate listed on pages 11-14, or if not practicable, by development phase (i.e. preclinical, phase I, phase II phase III) and by therapeutic class. Reconcile the breakout total for each year to the total research and development expenses incurred as shown on your consolidated statements of income.

- If based on a known event, trend, demand, commitment or uncertainty, future R&D expense or the mix of R&D expense is reasonably likely to differ from current trends, disclosure of the reasons for and the amount of the expected change should be made. If an estimate of the amount cannot be made, disclosure of this uncertainty should be made.
- For each of your late phase development projects (i.e. Phase III projects) listed on pages 11 and 14 please tell us the following:
  - o Identify the significant patents associated with the project and their expiration date.
  - o The nature and timing of the next future milestone such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency, if reliably determinable. If not, tell us the facts and circumstances that prevent you from making this determination.

Liquidity and Capital Resources, page 90

2. You state that a significant amount of your existing cash and equivalents are held by non-U.S. subsidiaries and that you had approximately $2.1 million in unremitted earnings outside the United States. Please provide us proposed disclosure to be included in future periodic to disclose the amount of cash and short-term investments that are currently held by your non-U.S. subsidiaries that are considered reinvested indefinitely and its expected effect on your liquidity and capital resources. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Notes to Consolidated Financial Statements

Note 2: Acquisitions and Collaborations

Collaborations, page F-15

3. Please provide us proposed disclosure to be included in future periodic reports disclosing your rights and obligations under your collaborative arrangements. Refer to ASC 808-10-50-1.

4. Regarding the $36 million upfront net licensing fee from Bristol-Myers Squibb Company, please provide us with your analysis under ASC 605-25 that supported your conclusion that the upfront fee is immediately recognizable.

Note 13: Legal Proceedings

Government Investigations, page F-43

5. During the quarter ended September 30, 2010, you entered into a Federal Settlement Agreement with all parties regarding the Company's alleged sales and marketing practices in connection with certain therapeutic uses of Botox® for which you recorded pre-tax charges of $609.2 million. Please tell us why you were unable to reasonably

estimate an amount of loss or range of loss at December 31, 2009 or June 30, 2010. In this regard, include a chronology of the facts and circumstances from the time you filed your Form 10-K for the year ended December 31, 2009 to the date you determined an estimate of the loss.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3854.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Accounting Branch Chief